Exhibit 21.1

Subsidiaries of MediaMind Technologies Inc.

NAME	Jurisdiction of Incorporation/Organization
MediaMind Technologies Ltd. (formerly known as Eyeblaster Ltd.)	Israel

Subsidiaries of MediaMind Technologies Ltd. (formerly known as Eyeblaster Ltd.)

NAME	Jurisdiction of Incorporation/Organization
MediaMind Technologies Ltd. (formerly known as Eyeblaster Ltd.)	United Kingdom
Eyeblaster Propaganda Digital DO Brazil LTDA	Brazil
MediaMind Technologies Mexico SA DE CV	Mexico
MediaMind Technologies K.K.	Japan

Subsidiaries of Eyeblaster, LTD.

NAME	Jurisdiction of Incorporation/Organization
Eyeblaster SARL	France
MediaMind Technologies Pty. Ltd. (formerly known as Eyeblaster Pty. Ltd.)	Australia
Eyeblaster GmbH	Germany
Eyeblaster Spain S.L.	Spain
Eyeblaster Limited	Hong Kong